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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004	Commission File No.: 1-31349

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Prospectus supplement dated November 1, 2004, as filed with the Canadian securities regulatory authorities, relating to Thomson's offering of C$300,000,000 4.35% notes due 2009 and C$600,000,000 5.20% notes due 2014, along with the accompanying short form base shelf prospectus dated October 17, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

Date: November 2, 2004

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EXHIBIT INDEX
SIGNATURES